

October 7, 2010

Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant, PO9 1SA United Kingdom

> **Re:** **Xyratex Ltd.**
> **Form 20-F for the Fiscal Year Ended November 30, 2009**
> **Filed February 23, 2010**
> **File No. 000-50799**

Dear Mr. Barber:

We have reviewed your letter dated September 13, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2010.

Notes to Audited Condensed Consolidated Financial Statements

9. Income Taxes, page F-16

1.   We note your response to prior comment 1. In your response, you indicate that the $2.7 million overstatement of your 2009 net loss, which resulted from certain errors in your tax provision, was not material to fiscal 2009 and will not be material to fiscal 2010. Please provide us with your SAB 99 analysis that supports your conclusion.

2.   Please tell us more about the adjustment related to the "recalculation" of carried forward research and development credits. In this regard, tell us whether you believe that this adjustment was an error or a change in estimate. If you believe that the adjustment was an error, please tell us how this adjustment was considered when preparing the SAB 99 analysis noted in your response.

You may contact David Edgar, Staff Accountant at (202) 551-3459 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief